RULE 135
                                                     VANGUARD GROWTH EQUITY FUND
                                                     (REGISTRATION NO. 811-5445)
                                                       TURNER GROWTH EQUITY FUND
                                                    (REGISTRATION NO. 811-07527)



FOR IMMEDIATE RELEASE            CONTACT: Brian S. Mattes
                                          The Vanguard Group
                                          610-669-6219

                                          John S. Woerth
                                          The Vanguard Group
                                          610-669-6224

                                          Stephen J. Kneeley
                                          Turner Investment Partners, Inc.
                                          610-408-3220


                VANGUARD TO ADD TWO ACTIVELY MANAGED STOCK FUNDS

              TURNER GROWTH EQUITY FUND TO JOIN THE VANGUARD GROUP;
             VANGUARD ANNOUNCES INTENTION TO FILE FOR NEW VALUE FUND

     VALLEY FORGE, PA, March 2, 2000 - The Vanguard Group and Turner Investment Partners today announced a proposal to reorganize Turner Growth Equity Fund into a new Vanguard fund- Vanguard Growth Equity Fund.
     As part of this reorganization, Vanguard today filed a registration statement with the U.S. Securities and Exchange Commission (SEC) for Vanguard Growth Equity Fund. In conjunction with Vanguard's filing, TIP Funds is expected to file later today a proxy statement with the SEC that proposes to reorganize the $270 million Turner Growth Equity Fund into the new Vanguard offering. The new fund will continue the investment objective of its predecessor: to seek long-term capital appreciation by investing in stocks of U.S. companies with medium and large capitalizations that are believed to have strong earnings growth potential and reasonable valuations at the time of purchase.
     Turner Investment Partners, adviser to the TIP Funds, is an investment management firm that oversees more than $8 billion in stock, bond, and balanced accounts and mutual funds for institutions and individuals. The independent, employee-owned firm was founded in 1990 and is located in Berwyn, Pennsylvania.
     Shareholders of Turner Growth Equity Fund will be mailed the proxy statement detailing the terms of the proposed reorganization in mid-April, along with a preliminary prospectus for the Vanguard Growth Equity Fund. A special shareholder meeting is scheduled in late May. If approved, the tax-free
reorganization   is   expected  to  be   completed   in  June.   Following   the
reorganization, Turner
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VANGUARD TO ADD STOCK FUNDS                                          PAGE 2 OF 2

will remain the investment adviser to the Vanguard Growth Equity Fund, adding to Vanguard's current stable of 19 external investment advisers.
     In addition to the new Vanguard Growth Equity Fund, Vanguard plans to broaden its actively managed equity fund roster further by filing a registration statement with the SEC for the Vanguard U.S. Value Fund. The new no-load fund will seek to provide long-term growth of capital and income by investing primarily in value-oriented U.S. stocks. The fund's adviser will use active quantitative management techniques to identify undervalued stocks within the Russell 3000 Index, an unmanaged benchmark of the largest 3,000 U.S. stocks.
     Investment advisory services to the Vanguard U.S. Value Fund will be provided by Boston-based Grantham, Mayo, Van Otterloo & Co. LLC (GMO), a privately held global investment management firm servicing clients in the corporate, public, endowment, and foundation marketplace. Founded in 1977, GMO manages approximately $24 billion in assets using both traditional and quantitative investment techniques.
     The Vanguard Group, headquartered in Valley Forge, Pennsylvania, is the nation's second largest mutual fund firm and a leading provider of company sponsored retirement plan services. Vanguard serves 14 million shareholder accounts and manages nearly $535 billion, including more than $170 billion in participant-directed defined contribution retirement plans. Vanguard offers 103 funds to U.S. investors and 21 additional funds in foreign markets. The addition of the two new funds will bring to 20 the number of Vanguard actively managed equity funds, whose aggregate assets total some $126 billion.


                                     #  #  #                              VR-493

A registration statement relating to Vanguard Growth Equity Fund has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This new Fund is being formed through the proposed reorganization of an existing fund, known as Turner Growth Equity Fund. Shareholders of Turner Growth Equity Fund may or may not approve the reorganization proposal. If the proposal is not approved by shareholders, the registration statement previously filed for Vanguard Growth Equity Fund will be withdrawn. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A proxy statement relating to Turner Growth Equity Fund has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Both the registration statement for Vanguard Growth Equity Fund (Reg. No. 811-5445) and the proxy statement for Turner Growth Equity Fund (Reg. No. 811-07527) contain important information for investors and may be obtained without charge from the SEC's website (www.sec.gov).